Exhibit 4.13

WiSA Technologies, Inc.

Technical Team Retention Plan of 2022

Restricted Stock Unit Agreement

This Restricted Stock Unit Agreement and the associated grant award information (the “Customizing Information”), which Customizing Information is provided in written form or is available in electronic form from the recordkeeper for the WiSA Technologies, Inc. Technical Team Retention Plan of 2022, as amended and in effect from time to time (the “Plan”), is made as of the date shown as the “Grant Date” in the Customizing Information (the “Grant Date”) by and between WiSA Technologies, Inc., a Delaware corporation (the “Company”), and the individual identified in the Customizing Information (the “Recipient”). This instrument and the Customizing Information are collectively referred to as the “Restricted Stock Unit Agreement.”

WITNESSETH THAT:

WHEREAS, the Company has instituted the Plan; and

WHEREAS, the Board of Directors of the Company has authorized the grant of restricted stock units with respect to the Company’s Common Stock (“Stock”) upon the terms and conditions set forth below and pursuant to the Plan, a copy of which is incorporated herein; and

WHEREAS, the Recipient acknowledges that he or she has carefully read this Restricted Stock Unit Agreement and agrees, as provided in Section 16(a) below, that the terms and conditions of the Restricted Stock Unit Agreement reflect the entire understanding between himself or herself and the Company regarding this restricted stock unit award (and the Recipient has not relied upon any statement or promise other than the terms and conditions of the Restricted Stock Unit Agreement with respect to this restricted stock unit award);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Recipient agree as follows.

1.             Grant. Subject to the terms of the Plan and this Restricted Stock Unit Agreement, the Company hereby grants to the Recipient that number of restricted stock units (“RSUs”) equal to the corresponding number of shares of the Company’s Stock (the “Underlying Shares”) shown in the Customizing Information under “Restricted Stock Units Granted.”

2.             Vesting.

(a)            In General. If the Recipient remains in an employment, contractual or other service relationship with the Company (“Relationship”) as of a “Vesting Date,” as specified in the Customizing Information, and the Recipient as of such date is not in violation of any confidentiality, inventions, non-solicitation and/or non-competition agreement with the Company, all or a portion, as applicable (the “Incremental Amount,” as specified in the Customizing Information), of the RSUs shall vest on such date. For the avoidance of doubt, except as otherwise provided pursuant to the terms of the Plan and Sections 2(b) or 2(c), if the Recipient’s Relationship with the Company is terminated by the Company or by the Recipient for any reason, whether voluntarily or involuntarily, no RSUs granted pursuant to this Restricted Stock Unit Agreement shall vest under any circumstances on and after the date of such termination.

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(b)            Administrator Discretion. In the event the Relationship is terminated for any reason (whether voluntary or involuntary), (i) the Recipient’s right to vest in the RSU will, except as otherwise explicitly provided in Section 2(b), Section 2(c) or as provided by the Board (or if delegated to a Compensation Committee of the Board, that Committee (hereinafter, the “Administrator”)), terminate as of the date of the termination of the Relationship (and will not be extended by any notice period mandated under local law) and (ii) the Administrator shall have the exclusive discretion to determine when the Relationship has terminated for purposes of this RSU (including when the Recipient is no longer considered to be providing active service while on a leave of absence).

(c)            Change of Control Acceleration. The Administrator may at any time and in the case of a Change of Control provide that all or any portion of the RSUs awarded pursuant to this Restricted Stock Unit Agreement shall become immediately vested in full or in part despite the fact that the foregoing actions may cause the application of Sections 280G and 4999 of the Code if there is a “change in ownership or control” (within the meaning of those Sections) of the Company. In the event vesting is accelerated, the “Vesting Date” shall be the date of the Change of Control.

(d)            Special Definitions.

(i)	“Company,” for purposes of this Section 2, refers to the Company and its Subsidiaries.

(ii)	“Cause” means that the Recipient has: (1) committed an act of dishonesty, fraud or breach of trust involving the business of the Company; (2) willfully failed to follow any material policy or material instructions of the Board provided such are lawful and not a violation of public policy; (3) been indicted for or convicted of any felony; (4) engaged in any gross misconduct, such as sexual harassment, material violations of applicable law or defalcations in the performance of or in connection with the Recipient’s duties or employment by the Company; or (5) otherwise breached material obligations under an employment agreement with the Company.

(iii)	“Change of Control” means: (1) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; (2) any transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange or other transaction; (3) any sale or disposition of all or substantially all of the assets of the Company; or (4) any liquidation or dissolution of the Company.

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3.             Dividends. A Recipient shall be credited with dividend equivalents equal to the dividends the Recipient would have received if the Recipient had been the actual record owner of the Underlying Shares on each dividend record date on or after the Grant Date and through the date the Recipient receives a settlement pursuant to Section 4 below (the “Dividend Equivalent”). If a dividend on the Stock is payable wholly or partially in Stock, the Dividend Equivalent representing that portion shall be in the form of additional RSUs, credited on a one-for-one basis. If a dividend on the Stock is payable wholly or partially in cash, the Dividend Equivalent representing that portion shall also be in the form of cash and a Recipient shall be treated as being credited with any cash dividends, without earnings, until settlement pursuant to Section 4 below. If a dividend on Stock is payable wholly or partially in other than cash or Stock, the Administrator may, in its discretion, provide for such Dividend Equivalents with respect to that portion as it deems appropriate under the circumstances. Dividend Equivalents shall be subject to the same terms and conditions as the RSUs originally awarded pursuant to this Restricted Stock Unit Agreement, and they shall vest (or, if applicable, be forfeited) as if they had been granted at the same time as the original RSU. Dividend Equivalents representing the cash portion of a dividend on Stock shall be settled in cash.

4.             Delivery of Underlying Shares or Cash Settlement. With respect to any RSUs that become vested RSUs as of a Vesting Date pursuant to Section 2, the Company shall issue and deliver to the Recipient as soon as practicable following the applicable Vesting Date (a) the number of Underlying Shares equal to the number of RSUs vesting on that date or an amount of cash equal to the Fair Market Value, as defined in the Plan, of such Underlying Shares as of that date (or such later delivery date, if applicable) and (b) the amount (and in the form) due with respect to the Dividend Equivalents applicable to such Underlying Shares. Whether Underlying Shares, or the cash value thereof, shall be issued or paid at settlement shall be determined based on the “Form of Settlement” specified in the Customizing Information.

To the extent the vesting of any RSUs occurs during a “blackout” period wherein certain employees, including the Recipient, are precluded from selling Stock, the Administrator retains the right, in its sole discretion, to defer the delivery of the Underlying Shares; provided, however, that the Administrator shall not exercise its right to defer the Recipient’s receipt of the Underlying Shares if the Stock is specifically covered by a Rule 10b5-1 trading plan of the Recipient that causes the Stock to be exempt from any applicable blackout period then in effect.  In the event the receipt of any shares of Stock is deferred hereunder due to the existence of a blackout period, the shares shall be issued to the Recipient on the first day following the termination of the blackout period; provided, however, that in no event shall the issuance of the shares be deferred later than the fifteenth day of the third month following the close of the year in which the Underlying Shares otherwise would have been issued.

Any shares issued pursuant to this Restricted Stock Unit Agreement shall be issued, without issue or transfer tax, by (i) delivering a stock certificate or certificates for such shares out of theretofore authorized but unissued shares or treasury shares of its Stock as the Company may elect or (ii) issuance of shares of its Stock in book entry form; provided, however, that the time of such delivery may be postponed by the Company for such period as may be required for it with reasonable diligence to comply with any applicable requirements of law. Notwithstanding the preceding provisions of this Section 4, delivery of Underlying Shares shall be made, or the amount of cash equivalent thereto shall be paid, only if the required purchase price designated as the “Purchase Price” shown in the Customizing Information per underlying RSU is paid to the Company by means of payment acceptable to the Company in accordance with the terms of the Plan. If the Recipient fails to pay for or accept delivery of all of the shares, the right to shares of Stock provided pursuant to this RSU may be terminated by the Company.

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5.             Withholding Taxes. The Recipient hereby agrees, as a condition of this award, to provide to the Company (or a subsidiary employing the Recipient, as applicable) an amount sufficient to satisfy the Company’s and/or subsidiary’s obligation to withhold any and all federal, state, local or provincial income tax, social security, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items or statutory withholdings related to the Recipient’s participation in the Plan (the “Withholding Amount”), if any, by (a) authorizing the Company and/or any subsidiary employing the Recipient, as applicable, to withhold the Withholding Amount from the Recipient’s cash compensation or (b) remitting the Withholding Amount to the Company (or a subsidiary employing the Recipient, as applicable) in cash; provided, however, that to the extent that the Withholding Amount is not provided by one or a combination of such methods, the Company may at its election withhold from the Underlying Shares and Dividend Equivalents that would otherwise be delivered that number of shares (and/or cash) having a Fair Market Value on the date of vesting sufficient to eliminate any deficiency in the Withholding Amount. Regardless of any action that the Company and/or subsidiary takes with respect to any or all federal, state, local or provincial income tax, social security, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items or statutory withholdings related to the Recipient’s participation in the Plan, the Recipient acknowledges that he or she, and not the Company and/or any subsidiary, has the ultimate liability for any such items. Further, if the Recipient becomes subject to tax in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, the Recipient acknowledges that the Company and/or subsidiary may be required to withhold or account for such tax-related items in more than one jurisdiction.

6.             Non-assignability of RSUs and Dividend Equivalents. RSUs and Dividend Equivalents shall not be assignable or transferable by the Recipient except by will or by the laws of descent and distribution or as permitted by the Administrator in its discretion pursuant to the terms of the Plan. During the life of the Recipient, delivery of shares of Stock or payment of cash as settlement of RSUs and Dividend Equivalents shall be made only to the Recipient, to a conservator or guardian duly appointed for the Recipient by reason of the Recipient’s incapacity or to the person appointed by the Recipient in a durable power of attorney acceptable to the Company’s counsel.

7.             Compliance with Securities Act; Lock-Up Agreement. The Company shall not be obligated to sell or issue any Underlying Shares or other securities in settlement of RSUs and Dividend Equivalents hereunder unless the shares of Stock or other securities are at that time effectively registered or exempt from registration under the Securities Act and applicable state or provincial securities laws. In the event shares or other securities shall be issued that shall not be so registered, the Recipient hereby represents, warrants and agrees that the Recipient will receive such shares or other securities for investment and not with a view to their resale or distribution, and will execute an appropriate investment letter satisfactory to the Company and its counsel. The Recipient further hereby agrees that as a condition to the settlement of RSUs and Dividend Equivalents, the Recipient will execute an agreement in a form acceptable to the Company to the effect that the shares shall be subject to any underwriter’s lock-up agreement in connection with a public offering of any securities of the Company that may from time to time apply to shares held by officers and employees of the Company, and such agreement or a successor agreement must be in full force and effect.

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8.             Legends. The Recipient hereby acknowledges that the stock certificate or certificates (or entries in the case of book entry form) evidencing shares of Stock or other securities issued pursuant to any settlement of an RSU or Dividend Equivalent hereunder may bear a legend (or provide a restriction) setting forth the restrictions on their transferability described in Section 7 hereof, if such restrictions are then in effect.

9.             Rights as Stockholder. The Recipient shall have no rights as a stockholder with respect to any RSUs, Dividend Equivalents or Underlying Shares until the date of issuance of a stock certificate (or appropriate entry is made in the case of book entry form) for Underlying Shares and any Dividend Equivalents. Except as provided by Section 3, no adjustment shall be made for any rights for which the record date is prior to the date such stock certificate is issued (or appropriate entry is made in the case of book entry form), except to the extent the Administrator so provides, pursuant to the terms of the Plan and upon such terms and conditions it may establish.

10.           Effect Upon Employment and Performance of Services. Nothing in this Restricted Stock Unit Agreement or the Plan shall be construed to impose any obligation upon the Company or any subsidiary to employ or utilize the services of the Recipient or to retain the Recipient in its employ or to engage or retain the services of the Recipient.

11.           Time for Acceptance. Unless the Recipient shall evidence acceptance of this Restricted Stock Unit Agreement by electronic or other means prescribed by the Administrator within sixty days after its delivery, the RSUs and Dividend Equivalents shall be null and void (unless waived by the Administrator).

12.           Section 409A of the Internal Revenue Code. The RSUs and Dividend Equivalents granted hereunder are intended to avoid the potential adverse tax consequences to the Recipient of Section 409A of the Code and the Administrator may make such modifications to this Restricted Stock Unit Agreement as it deems necessary or advisable to avoid such adverse tax consequences. If and to the extent that the RSUs and Dividend Equivalents are subject to Section 409A, in addition to the provisions of Section 10(e) of the Plan, any payment upon termination of the Relationship shall be made only upon a “separation from service” under Section 409A, and the Recipient may not directly or indirectly designate the calendar year of a payment.

13.           Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Recipient consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

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14.           Company Policies. This RSU shall be subject to any applicable clawback or recoupment policies, share trading policies, and other policies that may be implemented by the Board from time to time, in accordance with applicable law.

15.           Nature of Award. By accepting this RSU, the Recipient acknowledges, understands and agrees that:

(a)            the Plan is established voluntarily by the Company, is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan and this Restricted Stock Unit Agreement;

(b)            the grant of this RSU is voluntary and occasional and does not create any contractual or other right to receive future awards under the Plan or benefits in lieu of Plan awards, even if RSUs or other Plan awards have been granted in the past;

(c)            all decisions with respect to future RSU awards will be at the sole discretion of the Administrator;

(d)            he or she is voluntarily participating in the Plan;

(e)            the future value of the Underlying Shares is unknown and cannot be predicted with certainty;

(f)             if the Recipient resides and/or works outside the United States, the following additional provisions shall apply:

(i)	this RSU, including any Dividend Equivalents, and the Underlying Shares are not intended to replace any pension rights or compensation;

(ii)	this RSU, including any Dividend Equivalents, and the Underlying Shares (including value attributable to each) do not constitute compensation of any kind for services of any kind rendered to the Company and/or any subsidiary thereof and are outside the scope of the Recipient’s employment contract, if any;

(iii)	this RSU, including any Dividend Equivalents, and any Underlying Shares (including the value attributable to each) are not part of normal or expected compensation or salary, including, but not limited to, for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, service awards, pension or retirement or welfare benefits or similar payments unless such other arrangement explicitly provides to the contrary;

(iv)	no claim or entitlement to compensation or damages shall arise from forfeiture of the RSU, including any Dividend Equivalents, resulting from the Recipient’s termination of the Relationship for any reason, and in consideration of this RSU, including any Dividend Equivalents, the Recipient irrevocably agrees never to institute a claim against the Company and/or subsidiary, waives his or her ability to bring such claim and releases the Company and/or subsidiary from any claim; if, notwithstanding the foregoing, such claim is allowed by a court of competent jurisdiction, then by accepting this RSU, including any Dividend Equivalents, the Recipient is deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claims; and

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(g)            the Company shall not be liable for any foreign exchange rate fluctuation between the Recipient’s local currency and the United States dollar that may affect the value of this RSU or any amounts due pursuant to the settlement of the RSU or the subsequent sale of any Underlying Shares acquired upon settlement.

16.           General Provisions.

(a)            Amendment; Waivers. This Restricted Stock Unit Agreement, including the Plan, contains the full and complete understanding and agreement of the parties hereto as to the subject matter hereof, and except as otherwise permitted by the express terms of the Plan and this Restricted Stock Unit Agreement and applicable law, it may not be modified or amended nor may any provision hereof be waived without a further written agreement duly signed by each of the parties; provided, however, that a modification or amendment that does not materially diminish the rights of the Recipient hereunder, as they may exist immediately before the effective date of the modification or amendment, shall be effective upon written notice of its provisions to the Recipient, to the extent permitted by applicable law. The waiver by either of the parties hereto of any provision hereof in any instance shall not operate as a waiver of any other provision hereof or in any other instance. The Recipient shall have the right to receive, upon request, a written confirmation from the Company of the Customizing Information.

(b)            Binding Effect. This Restricted Stock Unit Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

(c)            Fractional RSUs, Underlying Shares and Dividend Equivalents. All fractional Underlying Shares and Dividend Equivalents settled in Stock resulting from the application of the Vesting Schedule or the adjustment provisions contained in the Plan shall be rounded down to the nearest whole share. If cash in lieu of Underlying Shares is delivered at settlement, or Dividend Equivalents are settled in cash, the amount paid shall be rounded down to the nearest penny.

(d)            Governing Law. This Restricted Stock Unit Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law.

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(e)            Construction. This Restricted Stock Unit Agreement is to be construed in accordance with the terms of the Plan. In case of any conflict between the Plan and this Restricted Stock Unit Agreement, the Plan shall control. The titles of the sections of this Restricted Stock Unit Agreement and of the Plan are included for convenience only and shall not be construed as modifying or affecting their provisions. The masculine gender shall include both sexes; the singular shall include the plural and the plural the singular unless the context otherwise requires. Capitalized terms not defined herein shall have the meanings given to them in the Plan.

(f)             Language. If the Recipient receives this Restricted Stock Unit Agreement, or any other document related to this RSU and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

(g)            Data Privacy.

(i)	The Recipient hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Recipient’s personal data as described in this Restricted Stock Unit Agreement by and among, as applicable, his or her employer, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing the Recipient’s participation in the Plan.

(ii)	The Recipient understands that his or her employer, the Company and its subsidiaries, as applicable, hold certain personal information about the Recipient regarding his or her employment, the nature and amount of the Recipient’s compensation and the fact and conditions of the Recipient’s participation in the Plan, including, but not limited to, the Recipient’s name, home address, telephone number and e-mail address, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company and its subsidiaries, details of all options, awards or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in the Recipient’s favor, for the purpose of implementing, administering and managing the Plan (the “Data”).

(iii)	The Recipient understands that the Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these third parties may be located in the Recipient’s country, or elsewhere, and that the third party’s country may have different data privacy laws and protections than the Recipient’s country. The Recipient understands that the Recipient may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Recipient authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Recipient’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party. The Recipient understands that the Data will be held only as long as is necessary to implement, administer and manage Recipient’s participation in the Plan. The Recipient understands that he or she may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Recipient’s local human resources representative. The Recipient understands, however, that refusing or withdrawing his or her consent may affect the Recipient’s ability to participate in the Plan. For more information on the consequences of refusal to consent or withdrawal of consent, the Recipient understands that the Recipient may contact his or her local human resources representative.

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(h)            Notices. Any notice in connection with this Restricted Stock Unit Agreement shall be deemed to have been properly delivered if it is delivered in the form specified by the Administrator as follows:

To the Recipient:                 Last address provided to the Company

To the Company:                 WiSA Technologies, Inc.

15268 NW Greenbrier Pkwy

Beaverton, Oregon 97006

Attn: Chief Financial Officer

(i)             Version Number. This document is Version 1 of the WiSA Technologies, Inc. Technical Team Retention Plan of 2022 Restricted Stock Unit Agreement.

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WISA TECHNOLOGIES, INC.

Technical Team Retention Plan of 2022

Restricted Stock Unit Schedule

In accordance with the Restricted Stock Unit Agreement, of which this Restricted Stock Unit Schedule is a part (which together, constitute the “Customizing Information”), the Company hereby grants to <<Name>> (the “Recipient”) the following Restricted Stock Units (“RSUs”).

Grant Date of this RSU:	<<GrantDate>>
Restricted Stock Units Granted with respect to the Company’s common stock, par value $0.0001 per share (the “Underlying Shares”):	<<GrantAmount>> RSUs
Vesting start date:	<<VestStart>>
Number of RSUs that are vested on the vesting start date:	(i) 0
Number of RSUs that are unvested on the vesting start date:	<<GrantAmount>> RSUs
Purchase Price:	$0.00
Form of Settlement:	Stock
Restricted Stock Unit Agreement Version	1

Vesting Schedule – Restricted Stock Units
Vesting Date	Vest Quantity
	Incremental Amount	Cumulative Amount

WISA TECHNOLOGIES, INC.

Signature of Recipient
By:
<<Name>>		Name: George Oliva
Title: Chief Financial Officer

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